January 11, 2011

H. Roger Schwall
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Ridgewood Energy A-1 Fund, LLC Preliminary Proxy Statement on Schedule 14A Filed December 10, 2010 File No. 0-53895

Dear Mr. Schwall:

Ridgewood Energy Corporation (“Ridgewood”), the manager of Ridgewood Energy A-1 Fund, LLC (the “A-1 Fund) submits this response to the January 6, 2011 comment letter from the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced filing (the “Comment Letter”).  Our responses to the Commission’s comments are set forth below.

General

1.           Commission Comment,   Please note that the following comments also apply to the preliminary proxy statements filed on December 10, 2010 by Ridgewood Energy W Fund, LLC, Ridgewood Energy X Fund, LLC, and the Ridgewood Energy Y Fund, LLC.

Ridgewood Response.    Ridgewood has reviewed the Commission’s comments as they apply to each of the filings and where changes have been made in one preliminary proxy statement, to the extent applicable, corresponding changes will be incorporated into the remaining three preliminary proxy statements.

Preliminary Proxy Statement on Schedule 14A

The Manager’s Put Contract Pilot Program, page 6.

2.           Commission Comment.   At page 6, it appears that you meant to disclose that gas reached a high price of $13 per thousand cubic feet (“Mcf”) in 2008, not million cubic feet.  Please revise.

H. Roger Schwall
January 11, 2010

Ridgewood Response.      Ridgewood has made the revision suggested by the Commission on page 6 of the preliminary proxy statement.

3)           Commission Comment.   We note your disclosure at page 7 that the aggregate net gains resulting from the pilot program put contracts were allocated among the participating funds based on the amount of production a participating fund contributed to the 2010 put contract. To the extent known please revise to clarify whether this is how net gains from put contracts will be allocated in the future, and to disclose how net losses from put contracts will be allocated, In addition, please disclose how you, will determine the amount of production to be contributed by each fund.

Ridgewood Response.     The Manager intends to allocate both net gains and net losses from put contracts to participating Ridgewood Energy investment programs (the “Funds”) based upon the oil or natural gas production contributed by each respective Fund.

As disclosed in the preliminary proxy statement, the Manager intends to keep the costs of the premiums charged for any particular put contract at no more than five (5%) percent of each Fund’s monthly expected production cash flow, which of course is different for each participating Fund. Once that is determined, the Manager can then determine the corresponding amount of each participating Fund’s monthly expected production.

Revisions to the preliminary proxy statement were made at page 7 to incorporate this response.

4)           Commission Comment.   We note your disclosure at page 7 that the Manager’s allocable share of the $562,320 net gain from the settlement of the 2010 Put Contracts was merely $4,079.   Please revise to clarify how the manager’s [sic] allocable share is determined.

Ridgewood Response.     The Manager owns a three (3%) working interest in the Eugene Island 346 project (which equates to six (6%) percent of Ridgewood’s total ownership interest in the project), the production from which was included in the total natural gas production subject to the 2010 put contracts. The Manager’s ownership interest represented 0.7254% of such total production. Thus, the Manager’s allocable share of the net gain was 0.7254% of the $562, 320 or $4,079.

Revisions to the preliminary proxy statement were made at page 8 to incorporate this response.

5)           Commission Comment.   Please revise your filing to disclose whether you intend to enter into put contracts with affiliates or other related parties.

H. Roger Schwall
January 11, 2011

Ridgewood Response.   There is no intention to enter into put contracts with affiliates or related parties.  All counterparties to put contracts will be unrelated third parties.

Revisions to the preliminary proxy statement were made at page 8 to incorporate this response.

Attached as Exhibit A is a written statement from Ridgewood to the Commission acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000.  Thank you.

WRITTEN STATEMENT OF
RIDGEWOOD ENERGY A-1 FUND, LLC, RIDGEWOOD ENERGY W FUND, LLC,
RIDGEWOOD ENERGY X FUND, LLC and
RIDGEWOOD ENERGY Y FUND, LLC

In connection with the response of Ridgewood Energy A-1 Fund, LLC, Ridgewood Energy W Fund, LLC, Ridgewood Energy X Fund, LLC and Ridgewood Energy Y Fund, LLC (collectively the “Funds”), to the letter from the Securities and Exchange Commission (the “Commission”), dated January 6, 2011, acknowledge as follows:

•	The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended proxy solicitation statements.
•
Comments from the Commission’s staff or changes in the disclosures made on the amended proxy solicitation statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 11th day of January, 2011.

14 PHILIPS PARKWAY MONTVALE, NEW JERSEY 07645-1811 • T: (201) 447-9000 F: (201) 447-0474 •
WWW.RIDGEWOODENERGY.COM